The 114th Ordinary General Shareholders' Meeting

Notice of Convocation

Date and time:

10:00 a.m., Thursday, June 14, 2018

Venue:

Resolutions:

Pictures from the award-winning entries of the 11th Dream Car Art Contest (2017)

TOYOTA MOTOR CORPORATION

(Securities Code 7203)

TOYOTA Worldwide Olympic Partner Worldwide Paralympic Partner

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Toyota has become a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility services and mobility solutions.

I would like to express our gratitude for your ongoing support and understanding of our company. Thanks to your support we have been able to add yet another year of growth ring to the history of our company.

As technological innovation in the automotive industry such as electrification, automated driving, and connected vehicles heats up, a battle under new rules of competition and with new rivals has begun, not one about winning or losing, but one about surviving or dying.

“Having speed and being open” are the key to our survival. In addition to revising our organizational structure to further accelerate the decision-making process, we will also learn from, and work with, other companies and partners from different industries, with the aim of achieving an even better mobility society in the future. To make steady progress to that end, we are working exhaustively to eliminate waste and also making a company-wide effort in the area of cost planning.

We have declared our intention to transition from a car manufacturer to a mobility company so that cars will continue to be loved by the general public for the next 100 years, and to create a society where every individual can experience greater freedom and joy of movement. Change may not be as easy for Toyota, which has grown into a huge automotive company. However, under the slogan of “Start Your Impossible,” each and every executive and employee of our company will challenge their impossible, and create new forms of mobility that will make the impossible possible, through innovation and passion.

We look forward to your ongoing support.

(Securities Code 7203)

May 24, 2018

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 114th Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming the 114th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Wednesday, June 13, 2018 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Thursday, June 14, 2018

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2018 (April 1, 2017 through March 31, 2018) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors
Proposed Resolution 2:	Election of 2 Audit & Supervisory Board Members
Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes

You are kindly requested to review the Reference Documents and exercise your voting rights.

You can exercise your voting rights by any of the following three methods.

By attending the meeting Date and time of the meeting: 10:00 a.m., June 14, 2018 (Japan Time)	By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 13, 2018 (Japan Time).	Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 13, 2018 (Japan Time).

(1)	Points to note when attending the meeting

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-	Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders.

Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2)	Split voting

-	If you intend to engage in split voting, please submit to us written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

(3)	Matters to be disclosed via the Internet

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

(4)	Other information

-	For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.

-

For shareholders who wish to visit the venue by wheelchair: Wheelchair pickup from Toyotashi Station to the venue is available. (Please contact our General Administration Department (secretariat of the General Shareholders’ Meeting) in advance. Tel: 0565-28-2121 (main))

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 9 Members of the Board of Directors

All Members of the Board of Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 9 Members of the Board of Directors be elected. The candidates for the positions of Members of the Board of Directors are as follows:

Following are the nominees

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
1	Takeshi Uchiyamada (8/17/1946) 58,939 common shares Reappointed	Chairman of the Board of Directors - Frontier Research Center (Chairman)	Apr.	1969	Joined TMC
			Jun.	1998	Member of the Board of Directors of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC
			Jun.	2013	Chairman of TMC (to present)
			(important concurrent duties)
			President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

2	Shigeru Hayakawa (9/15/1953) 33,000 common shares Reappointed	Vice Chairman of the Board of Directors	Apr.	1977	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2007	Managing Officer of TMC
			Sep.	2007	Toyota Motor North America, Inc. President
			Jun.	2009	Retired from Toyota Motor North America, Inc. President
			Apr.	2012	Senior Managing Officer of TMC
			Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC
			Apr.	2017	Vice Chairman of TMC (to present)
			(important concurrent duties)
			Representative Director of Institute for International Economic Studies

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
3	Akio Toyoda (5/3/1956) 4,737,475 common shares Reappointed	President, Member of the Board of Directors	Apr.	1984	Joined TMC
			Jun.	2000	Member of the Board of Directors of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC (to present)
			(important concurrent duties)
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of TOWA REAL ESTATE Co., Ltd.
			Chairman and Executive Director of Toyota Alvark Tokyo Corporation
			Chairman of Nagoya Grampus Eight Inc.

4	Koji Kobayashi (10/23/1948) 20,736 common shares Newly appointed	Operating Officer (Executive Vice President) - Chief Financial Officer - Chief Risk Officer	Apr.	1972	Joined TMC
			Jun.	2004	Executive Director of DENSO CORPORATION
			Jun.	2007	Senior Executive Director, Member of the Board of Directors of DENSO CORPORATION
			Jun.	2010	Executive Vice President of DENSO CORPORATION
			Jun.	2015	Vice Chairman of DENSO CORPORATION
			Feb.	2016	Advisor of TMC
			Apr.	2017	Senior Advisor of TMC
			Jan.	2018	Operating Officer (Executive Vice President) of TMC (to present)
			Jan.	2018	Member of the Board of Directors of DENSO CORPORATION (to present)
			(important concurrent duties)
			Member of the Board of Directors of DENSO CORPORATION

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
5	Didier Leroy (12/26/1957) 40,000 common shares Reappointed	Member of the Board of Directors - Business Planning & Operation (President) - Chief Competitive Officer	Apr.	1982	Joined Renault S.A.
			Aug.	1998	Retired from Renault S.A.
			Sep.	1998	Joined Toyota Motor Manufacturing France S.A.S.
			Sep.	1998	Toyota Motor Manufacturing France S.A.S. Vice President
			Jan.	2005	Toyota Motor Manufacturing France S.A.S. President
			Jun.	2007	Managing Officer of TMC
			Jul.	2007	Toyota Motor Europe NV/SA Executive Vice President
			Jul.	2009	Toyota Motor Manufacturing France S.A.S. Chairman
			Jun.	2010	Toyota Motor Europe NV/SA President
			Jul.	2010	Retired from Toyota Motor Manufacturing France S.A.S. Chairman
			Apr.	2011	Toyota Motor Europe NV/SA President and CEO
			Apr.	2012	Senior Managing Officer of TMC
			Apr.	2015	Toyota Motor Europe NV/SA Chairman (to present)
			Jun.	2015	Member of the Board of Directors and Executive Vice President of TMC
			Apr.	2017	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA
			Vice Chairman of Toyota Motor North America, Inc.

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
6	Shigeki Terashi (2/16/1955) 43,500 common shares Reappointed	Member of the Board of Directors - Advanced R&D and Engineering Company (President) - Powertrain Company (Chairman) - Chief Safety Technology Officer	Apr.	1980	Joined TMC
			Jun.	2008	Managing Officer of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc. Executive Vice President
			May	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2012	Toyota Motor North America, Inc. President and COO
			Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
			Apr.	2013	Senior Managing Officer of TMC
			Jun.	2013	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2015	Executive Vice President of TMC
			Apr.	2017	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Director of Hino Motors, Ltd.
			President, Representative Director of EV C.A. Spirit Corporation

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
7	Ikuro Sugawara (3/6/1957) 0 shares Newly appointed Outside / Independent		Apr.	1981	Joined Ministry of International Trade and Industry
			Jul.	2010	Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry
			Sep.	2012	Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry
			Jun.	2013	Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
			Jul.	2015	Vice-Minister of Ministry of Economy, Trade and Industry
			Jul.	2017	Retired from the Ministry of Economy, Trade and Industry
			Aug.	2017	Special Advisor to the Cabinet (to present)
			(important concurrent duties)
			Special Advisor to the Cabinet

[Reasons for nomination as a candidate to become an Outside Member of the Board of Directors]

Mr. Ikuro Sugawara was involved in policy planning and other operations from a broad perspective for many years, holding various posts such as Director-General of the Manufacturing Industries Bureau and Vice-Minister of the Ministry of Economy, Trade and Industry. As we would like him to draw on his wealth of experience and wide range of knowledge he possesses to add value to the management of the Company, we hereby nominate him as a candidate to become an Outside Member of the Board of Directors.

8	Sir Philip Craven (7/4/1950) 0 shares Newly appointed Outside / Independent		Oct.	1998	President of the International Wheelchair Basketball Federation
			Dec.	2001	President of the International Paralympic Committee
			Jul.	2002	Retired as President of the International Wheelchair Basketball Federation
			Sep.	2017	Retired as President of the International Paralympic Committee

[Reasons for nomination as a candidate to become an Outside Member of the Board of Directors]

Sir Philip Craven participated in the Paralympic Games as a wheelchair basketball player and, until last year, served as President of the International Paralympic Committee. As we would like him to draw on his wide range of experience he has acquired through promoting sports for the disabled and highly specialized knowledge regarding management of international organizations to add value to the management of the Company, we hereby nominate him as a candidate to become an Outside Member of the Board of Directors.

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
9	Teiko Kudo (5/22/1964) 0 shares Newly appointed Outside / Independent		Apr.	1987	Joined Sumitomo Bank
			Apr.	2014	Executive Officer of Sumitomo Mitsui Banking Corporation
			Apr.	2017	Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)
			(important concurrent duties) Managing Executive Officer of Sumitomo Mitsui Banking Corporation

[Reasons for nomination as a candidate to become an Outside Member of the Board of Directors]

Ms. Teiko Kudo plays an active part as Managing Executive Officer of Sumitomo Mitsui Banking Corporation and possesses a high level of expertise as a finance specialist. As we would like her to draw on her wealth of experience and wide range of knowledge she possesses to add value to the management of the Company, we hereby nominate her as a candidate to become an Outside Member of the Board of Directors.

Notes:

1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/9/2018).
2.	Mr. Akio Toyoda, who is President, Member of the Board of Directors, concurrently serves as Operating Officer (President).
3.	Mr. Didier Leroy and Mr. Shigeki Terashi, both of whom are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4.	Matters related to the candidates to become Outside Members of the Board of Directors are as follows:
(1)

Mr. Ikuro Sugawara, Sir Philip Craven, and Ms. Teiko Kudo are candidates to become Outside Members of the Board of Directors. Upon approval of their election pursuant to this Proposed Resolution, TMC plans to register each of them as an Independent Director with the Japanese stock exchanges on which TMC is listed.

(2)	Outline of limited liability agreements

Upon approval of the election of Mr. Ikuro Sugawara, Sir Philip Craven, and Ms. Teiko Kudo pursuant to this Proposed Resolution, TMC plans to enter into limited liability agreements with them to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Proposed Resolution 2: Election of 2 Audit & Supervisory Board Members

Each of the terms of office of Audit & Supervisory Board Members Mr. Masaki Nakatsugawa and Mr. Teisuke Kitayama will expire upon the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 2 Audit & Supervisory Board Members be elected. The candidates for the positions of Audit & Supervisory Board Members are as follows:

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following are the nominees

No.	Name (birth date) No. and kind of TMC shares owned	Position	Brief career summary and important concurrent duties
1	Masahide Yasuda (4/1/1949) 9,300 common shares Newly appointed		Oct.	1972	Joined TMC
			Jan.	2000	General Manager of Overseas Parts Div. of TMC
			Jun.	2007	President of Toyota Motor Corporation Australia Ltd.
			May	2014	Chairman of Toyota Motor Corporation Australia Ltd.
			Dec.	2017	Retired as Chairman of Toyota Motor Corporation Australia Ltd.

No.	Name (birth date) No. and kind of TMC shares owned	Position	Brief career summary and important concurrent duties
2	Nobuyuki Hirano (10/23/1951) 0 shares Newly appointed Outside / Independent		Apr.	1974	Joined Mitsubishi Bank
			Jun.	2001	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
			Oct.	2005	Director of Mitsubishi UFJ Financial Group, Inc.
			Jan.	2006	Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
			Oct.	2008	Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
			Jun.	2009	Deputy President of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
			Jun.	2009	Managing Officer of Mitsubishi UFJ Financial Group, Inc.
			Oct.	2010	Deputy President of Mitsubishi UFJ Financial Group, Inc.
			Apr.	2012	President of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
			Apr.	2012	Director of Mitsubishi UFJ Financial Group, Inc.
			Apr.	2013	President & CEO of Mitsubishi UFJ Financial Group, Inc.
			Jun.	2015	Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc. (to present)
			Apr.	2016	Chairman of the Board of Directors of Bank of Tokyo-Mitsubishi UFJ, Ltd.
			Apr.	2018	Company name changed from The Bank of Tokyo-Mitsubishi UFJ, Ltd. to MUFG Bank, Ltd.
			(important concurrent duties)
			Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc.
			Chairman of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley

[Reasons for nomination as a candidate to become an Outside Audit & Supervisory Board Member]

Mr. Nobuyuki Hirano serves as Group CEO of Mitsubishi UFJ Financial Group, Inc. and possesses highly specialized knowledge in a wide range of subjects mainly in the field of financial affairs, as well as outstanding management expertise. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with this knowledge and expertise, we hereby nominate him as a candidate to become an Outside Audit & Supervisory Board Member.

Notes:
1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/9/2018).

2.	Matters related to the candidate to become an Outside Audit & Supervisory Board Member are as follows:
(1)

Mr. Nobuyuki Hirano is a candidate to become an Outside Audit & Supervisory Board Member. Upon approval of his election pursuant to this Proposed Resolution, TMC plans to register him as an Independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.

(2)

During Mr. Nobuyuki Hirano’s term of office as President of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), BTMU reached a settlement with the UK Prudential Regulation Authority (“PRA”) relating to BTMU’s failure to notify the PRA of BTMU’s discussions with the New York State Department of Financial Services, and agreed to pay the PRA GBP17,850 thousand. He was not aware of these matters until receiving reports. However, he had commented on the importance of legal compliance at meetings of the Board of Directors and other meetings. After these discoveries, he monitored the formulation of plans such as the operational improvement plan at meetings of the Board of Directors and other meetings.

(3)	Outline of limited liability agreements

Upon approval of his election pursuant to this Proposed Resolution, TMC plans to enter into limited liability agreement with him to limit the amount of his liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members and it becomes less than that required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Members Ms. Yoko Wake and Mr. Hiroshi Ozu as well as for Mr. Nobuyuki Hirano subject to the approval of Proposed Resolution 2. In the event the candidate becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

No.	Name (birth date) No. and kind of TMC shares owned	Position	Brief career summary and important concurrent duties
1	Ryuji Sakai (8/7/1957) 0 shares Reappointed	Substitute Audit & Supervisory Board Member	Apr.	1985	Registered as attorney Joined Nagashima & Ohno
			Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
			Jan.	1995	Partner, Nagashima & Ohno
			Jan.	2000	Partner, Nagashima Ohno & Tsunematsu (to present)
			(important concurrent duties)
			Attorney
			Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.
			Outside Audit & Supervisory Board Member of Tokyo Electron Limited

[Reasons for nomination as a candidate to become a Substitute Outside Audit & Supervisory Board Member]

Mr. Ryuji Sakai has not been directly involved in the management of corporations, but he possesses a wealth of experience and highly specialized knowledge acquired through his many years of activities mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising and M&A. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with this knowledge and experience, we hereby nominate him as a candidate to become a Substitute Outside Audit & Supervisory Board Member.

Notes:

1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/9/2018).
2.	Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:
(1)	Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.
(2)	Outline of limited liability agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Attachment to the Notice of Convocation of the 114th Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2017 through March 31, 2018)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2018

Reviewing the general economic environment for the fiscal year ended March 2018 (“FY2018”), the world economy has continued its moderate recovery on the back of the global expansion of trade and production and steady domestic demand. The Japanese economy has also been on a moderate recovery due to improvements in employment and income conditions.

For the automotive industry, markets have remained stable in the developed countries and expanded in China, but have slowed down in some resource-rich countries. Meanwhile, there have been movements in different countries and regions to tighten existing regulations or introduce new regulations for the reduction of greenhouse gases, including compulsory quotas for the sale of electrified vehicles.

Overview of Operations

In this business environment, the Toyota group has been striving to make “ever-better cars” that exceed customer expectations. We have completely remodeled the “Camry,” Toyota’s global mid-size sedan, by introducing a new platform and powertrain units based on the TNGA (Toyota New Global Architecture), realizing responsive driving performance and a beautiful design. We also newly launched the “JPN TAXI” to provide usability and comfort to a wide range of people, including children, elderly people, wheelchair users, and visitors to Japan from abroad, while embodying the spirit of Japanese hospitality. Furthermore, we reintroduced the “Hilux,” a pickup truck that has been widely used by customers worldwide since its initial launch in 1968, into the Japanese market after a 13-year hiatus. The Lexus brand launched the all-new “LS,” a luxury sedan equipped with innovative styling, emotional driving, and advanced active safety technologies. We also reinforced our commitment to cultivate a sense of excitement around car culture by, for example, launching the new “GR” sports car series, a lineup of vehicles based on technology and knowledge obtained through motorsports activities such as the World Rally Championship (WRC), a competition we returned to in 2017 after 18 years.

In this way, we have actively improved the product line-up to further meet customer needs and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. As a result, global vehicle sales for FY2018, including the Daihatsu and Hino brands, increased by 190 thousand units (or 1.9%) from FY2017 to 10,441 thousand units. We also made concerted efforts throughout the entire Toyota group on profit improvement activities such as cost reduction efforts.

In non-automotive operations, we have developed a network for providing financial services throughout the world including emerging countries, and have proceeded to construct a solid business base through reinforced customer service, risk control, investment in information infrastructure, and the development of a talented workforce, while strengthening our financial standing by improving profitability. We have also accelerated initiatives focused on the future, including the introduction of telematics insurance and the provision of financial services in car-sharing and ride-sharing. In the housing business, consolidated housing sales reached 16,222 units, mainly thanks to the reinforced collaboration with TOYOTA HOUSING CORPORATION and Misawa Homes Co., Ltd. We are also conducting a wide range of activities such as the launch of a rental service of the “Welwalk WW-1000” rehabilitation assist robot in the field of partner robots.

Consolidated Financial Results for FY2018

For FY2018, consolidated net revenues increased by 1,782.3 billion yen (or 6.5%) to 29,379.5 billion yen compared with FY2017 and consolidated operating income increased by 405.4 billion yen (or 20.3%) to 2,399.8 billion yen compared with FY2017, mainly thanks to the progress in profit improvement activities such as cost reduction, as well as the depreciation of the yen. Consolidated net income attributable to Toyota Motor Corporation increased by 662.8 billion yen (or 36.2%) to 2,493.9 billion yen compared with FY2017.

The breakdown of consolidated net revenues is as follows:

	Yen in millions unless otherwise stated
	FY2018 (April 2017 through March 2018)	FY2017 (April 2016 through March 2017)	Increase (Decrease)	Change (%)
Vehicles	22,631,201	21,540,563	1,090,638	5.1
Parts and components for overseas production	498,802	468,214	30,588	6.5
Parts and components for after service	2,044,104	1,955,781	88,323	4.5
Other	1,173,122	1,067,671	105,451	9.9
Total Automotive	26,347,229	25,032,229	1,315,000	5.3
Financial Services	1,959,234	1,783,697	175,537	9.8
Other	1,073,047	781,267	291,780	37.3

Total	29,379,510	27,597,193	1,782,317	6.5

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2018 was 19,347.5 billion yen.

(3) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the renovation of the Kentucky plant in the United States to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2018 were 1,302.7 billion yen.

As for R&D expenditures, we allocated further development resources to upfront investments for development in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2018 were 1,064.2 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2015 (April 2014 through March 2015)	FY2016 (April 2015 through March 2016)	FY2017 (April 2016 through March 2017)	FY2018 (April 2017 through March 2018)
Net revenues	27,234,521	28,403,118	27,597,193	29,379,510
Operating income	2,750,564	2,853,971	1,994,372	2,399,862
Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	1,831,109	2,493,983
Net income attributable to Toyota Motor Corporation per common share – Basic (yen)	688.02	741.36	605.47	842.00
Mezzanine equity and Shareholders’ equity	17,647,329	18,088,186	18,668,953	19,922,076

Total assets	47,729,830	47,427,597	48,750,186	50,308,249

(5) Issues to be Addressed

As for the future automotive market, developed countries are expected to remain steady while emerging countries are expected to expand gradually on the back of economic recovery and other factors. Meanwhile, the automotive industry is facing the time of profound transformation that could happen only once in a hundred years in response to increasing serious environmental issues and other social challenges, technological innovation such as automated driving, connected vehicles and robotics which adopts the rapidly evolving technology of artificial intelligence, and diversification of lifestyles.

In such a business environment, the Toyota group intends to accelerate activities in the following fields to pursue its objective of “challenging for the future” to create new value and “growing steadily each year” to strengthen true competitiveness year by year, while ensuring quality and safety as top priority.

1) Electrification

The electrification of vehicles is imperative to address environmental issues. The Toyota group aims to provide the most suitable vehicles that match customer preferences in light of the energy and infrastructure development situation in each country and region, as well as the characteristics of eco-cars, based on the stance that eco-cars can only truly have a significant positive impact if they are widely used.

In addition to hybrid electric vehicles, the global cumulative sales of which exceeded 10 million units in 2017, and plug-in hybrid electric vehicles, we are making headway in the development and popularization of fuel cell electric vehicles, the “ultimate eco-car.” For battery electric vehicles, we are accelerating our initiatives by establishing the EV Business Planning Dept. as an internal venture, as well as a new company for the joint development of technology with Mazda Motor Corporation and DENSO CORPORATION. We began a feasibility study of working together with Panasonic Corporation in the area of automotive batteries, which are crucial technologies for electrified vehicles. We are also proceeding with research and development of a solid-state battery that will serve as a high-performing next-generation battery.

We will further accelerate technological developments to realize a sustainable low-carbon society, with the aspirational goal of achieving “global annual sales of more than 5.5 million electrified vehicles in 2030.”

Start feasibility study of joint automotive battery business with Panasonic

2) Automated driving

Since the 1990s, the Toyota group has continuously engaged in automated driving technology R&D aimed at contributing to the complete elimination of traffic casualties. The development philosophy, “Mobility Teammate Concept” is an approach built on the belief that people and vehicles can work together in the service of safe, convenient, and efficient mobility.

To further promote the usage of automated driving technology and advanced safety technology, we have developed a package of automatic braking and other active safety technologies, and have fully integrated the package into almost all passenger cars we sell in Japan, North America, and Europe. We also installed one of the world’s most advanced driving assistance technology in the “LS,” our new model launched in October 2017.

Toyota Research Institute, Inc., our research and development base established to focus on artificial intelligence as the underpinning technology for automated driving launched a fund to expand collaboration with venture companies who have innovative technologies of their own. We have also established the Toyota Research Institute – Advanced Development, Inc. as an entity to develop fully-integrated, production-quality software that will allow us to efficiently link the results of our advanced research to product development.

We are working on the development and popularization of automated driving technology with the ultimate aim of providing all people with safe, convenient, and enjoyable mobility.

LEXUS “LS+ Concept”

(Concept car with an eye toward application of automated driving technologies in the future)

3) MaaS (Mobility as a Service)

The Toyota group is endeavoring to create new vehicle values and mobility services that fit the diverse values and lifestyles of customers by having all vehicles connected in addition to electrification and automated driving. We will accelerate our transformation from an automotive company into a mobility company while collaborating with various other industries and IT companies.

The “e-Palette Concept Vehicle” presented at the International Consumer Electronics Show (CES) in the U.S. in January 2018 is a next-generation electric vehicle designed exclusively for the new mobility service “MaaS” to meet the demands of future multi-mode transportation and business applications beyond the traditional vehicle concepts. We will continue our efforts toward full-fledged practical use by openly collaborating with service providers and development companies from the planning stage.

e-Palette Concept Vehicle

4) Alliance

We are also promoting alliances with the aim of enhancing technology and product competitiveness as the business environment becomes more and more complex.

In August 2017, Toyota Motor Corporation (TMC) entered a business and capital alliance with Mazda Motor Corporation and began considering matters such as a joint technology development for electric vehicles. In March 2018, we established MAZDA TOYOTA MANUFACTURING, U.S.A., INC., a new joint-venture company that will produce vehicles in the U.S. In November 2017, TMC entered into a memorandum of understanding with SUZUKI MOTOR CORPORATION to introduce electric vehicles in the Indian market. We will promote activities in which parties concerned mutually benefit from synergy effects through alliance in a spirit of “having speed and being open.”

For alliance with different industries, TMC entered into a basic agreement with JapanTaxi Co., Ltd. in February 2018 to consider joint development of taxi services. We will consider business collaboration in such areas as joint development of vehicle-dispatch support systems and big-data collection by utilizing their respective expertise in services and technologies.

By collaborating with partners who share the passion to “make our mobility society better and better,” we will create new values useful for people’s lives with the aim of realizing sustainable growth.

Agreement reached on a business and capital alliance with Mazda Motor Corporation

5) Business innovation

We have continually restructured the organization and reviewed our executive lineups in order to further promote the “development of human resources” and the “innovation of the way we work” which support the activities mentioned above. Due to other industries entering the market and rapid technological innovation, structural changes are taking place in today’s automotive industry at an unprecedented speed and scale, in which we are facing a crucial battle to survive tomorrow.

Under these circumstances, we started a product-based in-house company system in April 2016 to facilitate “quick judgment, quick decision and quick action” through “genchi genbutsu (on-site learning and problem-solving),” with the principle of “Customer First” more firmly in mind. In January 2018, we brought forward the timing of executive changes, which had used to take place each April, in order to further accelerate management oversight that is fully coordinated with the workplace. Additionally, to encourage executives to take initiatives to reform their roles and approaches, we reviewed executive positions and appointed people with high levels of expertise from both inside and outside the company based on the principle of putting the right people in the right places. For the organization, we established a new TPS Group with the aim of improving productivity by thoroughly reinforcing the Toyota Production System (TPS), the base of the Toyota group’s competitiveness, in areas not limited to manufacturing.

All of our executives and employees will continue taking on challenges in a belief that “there is always a better way.”

Through these initiatives, and by delivering “ever-better cars,” the Toyota group aims to contribute to society. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By maintaining this cycle, we aim to realize sustainable growth and enhance our corporate value. In addition, through full observance of corporate conducts and ethics including compliance with applicable laws and regulations, the Toyota group will remain committed to its social responsibilities.

By staying true to our founding spirit of “contributing to society by Monozukuri, manufacturing,” we will move forward through the united efforts of the executives and employees toward the realization of the Toyota Global Vision with humility, gratitude and passion. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% to shareholders of common stock while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

With regard to the repurchase of treasury stock, TMC will implement a flexible capital policy in response to business circumstance with a view to improving shareholder return and capital efficiency.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

(7) Main Business

The Toyota group’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries.”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2017
369,124	+ 4,679

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00		Manufacture and sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00	*	Finance of automobile sales, Card business
	Misawa Homes Co., Ltd.	Tokyo	11,892	51.00	*	Manufacture and sales of housing
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00	*	Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing de Baja California S .de R.L.de C.V.	Mexico	USD 239,949	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 71,078	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 114,500	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00	*	Manufacture and sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 3,100,000	100.00	*	Finance of automobile sales
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00		Manufacture and sales of automobiles
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75	*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 15,100,000	86.84	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.
3.	Toyota Daihatsu Engineering & Manufacturing Co., Ltd. was formerly called Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd. before it was renamed on April 3, 2017.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued

	Common shares	3,262,997,492 shares

	First Series Model AA Class Shares	47,100,000 shares

(3)	Number of Shareholders	632,418

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)			Percentage of shareholding (%)
	Common shares	First series Model AA class shares	Total
Japan Trustee Services Bank, Ltd.	381,087	180	381,267	12.89
Toyota Industries Corporation	232,037	—	232,037	7.85
The Master Trust Bank of Japan, Ltd.	172,408	—	172,408	5.83
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	119,497	—	119,497	4.04
Nippon Life Insurance Company	110,834	560	111,394	3.77
DENSO CORPORATION	89,784	—	89,784	3.04
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	77,287	—	77,287	2.61
Mitsui Sumitomo Insurance Company, Limited	58,811	—	58,811	1.99
Trust & Custody Services Bank, Ltd.	58,234	—	58,234	1.97
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,045	—	51,045	1.73

Note:	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (353,073 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2018

1)	Number of Stock Acquisition Rights issued:

9,996

2)

Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights 999,600 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Members of the Board of Directors and Audit & Supervisory Board Members

	Series (Exercise price)	Exercise period	Number of Stock Acquisition Rights	Number of holders
Members of the Board of Directors (excluding Outside Members)	9th (3,153 yen)	From August 1, 2012 to July 31, 2018	530	4

4. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	* Chairman of the Board of Directors	- Frontier Research Center (Chairman)	- President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

Shigeru Hayakawa	Vice Chairman of the Board of Directors		- Representative Director of Institute for International Economic Studies

Akio Toyoda	* President, Member of the Board of Directors

- Chairman and CEO of Toyota Motor North America, Inc.

- Chairman of TOWA REAL ESTATE Co., Ltd.

- Chairman and Executive Director of Toyota Alvark Tokyo Corporation

- Chairman of Nagoya Grampus Eight Inc.

Didier Leroy	Member of the Board of Directors	- Business Planning & Operation (President) - Chief Competitive Officer	- Chairman of Toyota Motor Europe NV/SA - Vice Chairman of Toyota Motor North America, Inc.

Shigeki Terashi	Member of the Board of Directors	- Advanced R&D and Engineering Company (President) - Powertrain Company (Chairman) - Chief Safety Technology Officer	- Director of Hino Motors, Ltd. - President, Representative Director of EV C.A. Spirit Corporation

Osamu Nagata	Member of the Board of Directors

Ikuo Uno	Member of the Board of Directors

- Honorary Advisor of Nippon Life Insurance Company

- Outside Director of FUJI KYUKO CO., LTD.

- Outside Auditor of Odakyu Electric Railway Co., Ltd.

- Outside Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

Haruhiko Kato	Member of the Board of Directors		- President and CEO of Japan Securities Depository Center, Inc. - Outside Director of Canon Inc.

Mark T. Hogan	Member of the Board of Directors		- President of Dewey Investments LLC

Masaki Nakatsugawa	Full-time Audit & Supervisory Board Member

Masahiro Kato	Full-time Audit & Supervisory Board Member

Name	Position	Areas of responsibility	Important concurrent duties
Yoshiyuki Kagawa	Full-time Audit & Supervisory Board Member

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Teisuke Kitayama	Audit & Supervisory Board Member		- Special Advisor of Sumitomo Mitsui Banking Corporation - Outside Audit & Supervisory Board Member of Tokyo Broadcasting System Holdings, Inc.

Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD. - Audit & Supervisory Board Member (External) of Shiseido Company, Limited

Notes:

1.	* Representative Director
2.	Mr. Akio Toyoda, who is President, Member of the Board of Directors, concurrently serves as Operating Officer (President).
3.	Mr. Didier Leroy and Mr. Shigeki Terashi, both of whom are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4.	Mr. Ikuo Uno, Mr. Haruhiko Kato and Mr. Mark T. Hogan, all of whom are Members of the Board of Directors, are Outside Members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
5.	Ms. Yoko Wake, Mr. Teisuke Kitayama and Mr. Hiroshi Ozu, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
6.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.

(2) Amount of Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2018

Category	Members of the Board of Directors (incl. Outside Members of the Board of Directors)		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Members of the Board of Directors and Audit & Supervisory Board Members	12 (3)	692 (81)	6 (3)	223 (54)	18	915
Executive bonus	6	1,224			6	1,224

Total		1,917 (81)		223 (54)		2,140

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2018.
2.	The amount of compensation payable to Members of the Board of Directors has been set at a maximum total of 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), including monthly compensation and bonuses, by the resolution of the 113th Ordinary General Shareholders’ Meeting held on June 14, 2017. The amount of compensation payable to Audit & Supervisory Board Members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008.
3.	The amount of executive bonuses above were resolved at the Board of Directors meeting held on May 9, 2018.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2018

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuo Uno	13/15	—
Member of the Board of Directors	Haruhiko Kato	15/15	—
Member of the Board of Directors	Mark T. Hogan	15/15	—
Audit & Supervisory Board Member	Yoko Wake	15/15	15/15
Audit & Supervisory Board Member	Teisuke Kitayama	13/15	14/15
Audit & Supervisory Board Member	Hiroshi Ozu	14/15	14/15

Each Outside Member of the Board of Directors and Outside Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of Limited Liability Agreements

Agreements between the Outside Members of the Board of Directors or Outside Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata LLC

(2) Compensation to Accounting Auditor for FY2018

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

602 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,752 million yen

Notes:

1.

The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor.

2.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

3.

The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

4.	Among principal subsidiaries of TMC, Misawa Homes Co., Ltd. and overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members.

If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting.

6. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Management Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)

TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)

TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Management Meetings and other meetings.

[Implementation status]

1)

TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals distributed to all executives. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)

In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

TMC also made changes to and altered the roles of some decision-making bodies in conjunction with a reorganization we performed in January 2018.

3)

With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” etc., TMC deliberates on important topics pertaining to corporate ethics, compliance and risk management as well as responses thereto at Sustainability Management Meetings chaired by Chief Risk Officer (CRO).

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)

Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)

To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3)

Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Honsha Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, manufacturing of cars that are in compliance with laws and regulations and quality improvement activities across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4)

To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)	TMC has formulated a medium-term management plan for each region, as well as in-house company management plans that reflect its customers’ long-term values, technological trends, and so on.

In addition, TMC formulates a “Global Corporate Hoshin” each year establishing the general direction in which TMC should proceed that year. Furthermore, policies are then put into practice at each level of TMC’s organization and these policies are managed consistently with the “Global Corporate Hoshin.”

2)

TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The president and vice presidents who are also Operating Officers make decisions efficiently at the Board of Directors’ Meetings by accurately providing the company’s situation that are in conformity with the field. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and vice presidents and higher management are supervising these efforts.

3)

TMC has established an “International Advisory Board” to obtain advice and information from an outside perspective, and utilizing them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Management Meetings and other meetings.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its Compliance Hotline that TMC established outside the company, as well as through other channels.

[Implementation status]

1)

TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)

TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Management Meetings.

3)

TMC has established a Compliance Hotline to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.	System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.	Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Management Meetings and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.	System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.	System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Management Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Sustainability Management Meetings.

1.

TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.

TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at Sustainability Management Meetings or at the Board of Directors’ meetings in accordance with the standards relating to submission of matters.

3.

TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.

TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Management Meetings.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC.

In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures are taken. Matters consulted with the whistleblower offices are also reported to the relevant executives at TMC.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)

Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)	TMC will maintain internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)

Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)

TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the Compliance Hotline, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)

TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2018 (As of March 31, 2018)	FY2017 (Reference) (As of March 31, 2017)
Assets
Current assets	18,152,656	17,833,695
Cash and cash equivalents	3,052,269	2,995,075
Time deposits	901,244	1,082,654
Marketable securities	1,768,360	1,821,598
Trade accounts and notes receivable, less allowance for doubtful accounts	2,219,562	2,115,938
Finance receivables, net	6,348,306	6,196,649
Other receivables	489,338	436,867
Inventories	2,539,789	2,388,617
Prepaid expenses and other current assets	833,788	796,297
Noncurrent finance receivables, net	9,481,618	9,012,222
Investments and other assets	12,406,302	11,707,160
Marketable securities and other securities investments	7,999,323	7,679,928
Affiliated companies	3,162,917	2,845,639
Employees receivables	22,562	25,187
Other	1,221,500	1,156,406
Property, plant and equipment	10,267,673	10,197,109
Land	1,404,611	1,379,991
Buildings	4,659,753	4,470,996
Machinery and equipment	11,535,381	11,357,340
Vehicles and equipment on operating leases	5,934,393	5,966,579
Construction in progress	509,851	474,188
Less – Accumulated depreciation	(13,776,316)	(13,451,985)

Total assets	50,308,249	48,750,186

	(Amounts are rounded to the nearest million yen)
	FY2018 (As of March 31, 2018)	FY2017 (Reference) (As of March 31, 2017)
Liabilities
Current liabilities	17,796,891	17,318,965
Short-term borrowings	5,154,913	4,953,682
Current portion of long-term debt	4,186,277	4,290,449
Accounts payable	2,586,657	2,566,382
Other payables	1,048,216	936,938
Accrued expenses	3,104,260	3,137,827
Income taxes payable	462,327	223,574
Other current liabilities	1,254,241	1,210,113
Long-term liabilities	12,589,282	12,762,268
Long-term debt	10,006,374	9,911,596
Accrued pension and severance costs	931,182	905,070
Deferred income taxes	1,118,165	1,423,726
Other long-term liabilities	533,561	521,876
Total liabilities	30,386,173	30,081,233
Mezzanine equity	491,974	485,877
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity	18,735,982	17,514,812
Common stock, no par value	397,050	397,050
Additional paid-in capital	487,502	484,013
Retained earnings	19,473,464	17,601,070
Accumulated other comprehensive income (loss)	435,699	640,922
Treasury stock, at cost	(2,057,733)	(1,608,243)
Noncontrolling interests	694,120	668,264
Total shareholders’ equity	19,430,102	18,183,076

Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	48,750,186

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2018 (April 1, 2017 through March 31, 2018)	FY2017 (Reference) (April 1, 2016 through March 31, 2017)
Net revenues	29,379,510	27,597,193
Sales of products	27,420,276	25,813,496
Financing operations	1,959,234	1,783,697
Costs and expenses	26,979,648	25,602,821
Cost of products sold	22,600,474	21,543,035
Cost of financing operations	1,288,679	1,191,301
Selling, general and administrative	3,090,495	2,868,485
Operating income	2,399,862	1,994,372
Other income (expense)	220,567	199,453
Interest and dividend income	179,541	158,983
Interest expense	(27,586)	(29,353)
Foreign exchange gain, net	22,664	33,601
Other income (loss), net	45,948	36,222
Income before income taxes and equity in earnings of affiliated companies	2,620,429	2,193,825
Provision for income taxes	504,406	628,900
Equity in earnings of affiliated companies	470,083	362,060
Net income	2,586,106	1,926,985
Less – Net income attributable to noncontrolling interests	(92,123)	(95,876)
Net income attributable to Toyota Motor Corporation	2,493,983	1,831,109

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2018 and 2017 is 2,481,692 million yen and 1,821,314 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 12,291 million yen and 9,795 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2018

(April 1, 2017 through March 31, 2018)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

Equity transaction with noncontrolling interests and other		1,817	11,400	(11,400)		1,817	(3,476)	(1,659)
Comprehensive income
Net income			2,493,983			2,493,983	92,123	2,586,106
Other comprehensive income (loss)
Foreign currency translation adjustments				(118,977)		(118,977)	(1,629)	(120,606)
Unrealized gains (losses) on securities				(96,581)		(96,581)	2,022	(94,559)
Pension liability adjustments				21,735		21,735	580	22,315
Total comprehensive income						2,300,160	93,096	2,393,256
Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(7,442)			(7,442)		(7,442)
Dividends paid to Toyota Motor Corporation common shareholders			(620,698)			(620,698)		(620,698)
Dividends paid to noncontrolling interests							(63,764)	(63,764)
Repurchase of treasury stock					(500,177)	(500,177)		(500,177)
Reissuance of treasury stock		1,672			50,687	52,359		52,359

Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

FY2017 (Reference)

(April 1, 2016 through March 31, 2017)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

Equity transaction with noncontrolling interests and other		(35,555)		(2,226)	283,561	245,780	(232,433)	13,347
Comprehensive income
Net income			1,831,109			1,831,109	95,876	1,926,985
Other comprehensive income (loss)
Foreign currency translation adjustments				(52,427)		(52,427)	(5,499)	(57,926)
Unrealized gains (losses) on securities				(8,002)		(8,002)	12,281	4,279
Pension liability adjustments				92,809		92,809	503	93,312
Total comprehensive income						1,863,489	103,161	1,966,650
Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(4,946)			(4,946)		(4,946)
Dividends paid to Toyota Motor Corporation common shareholders			(634,475)			(634,475)		(634,475)
Dividends paid to noncontrolling interests							(63,936)	(63,936)
Repurchase of treasury stock					(700,228)	(700,228)		(700,228)
Reissuance of treasury stock		(1,219)			4,325	3,106		3,106
Retirement of treasury stock		(27,374)	(380,009)		407,383	—		—

Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 606 consolidated subsidiaries (including variable interest entities) and 57 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-3, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies, which applies mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance on Accounting of Companies, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	98,590	million yen
Allowance for credit losses	184,087	million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(679,085)	million yen
Unrealized gains (losses) on securities	1,329,584	million yen
Pension liability adjustments	(214,800)	million yen

3. Assets pledged as collateral	2,711,427	million yen

4. Guarantees	2,830,749	million yen

5. Number of Model AA Class Shares issued and outstanding as of March 31, 2018	47,100,000	shares

Model AA Class Shares are recorded under mezzanine equity.

[Consolidated Statement of Shareholders’ Equity]

Number of common shares issued and outstanding as of March 31, 2018	3,262,997,492	shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	3,052,269	3,052,269
Marketable securities and other securities investments	9,627,828	9,627,828
Finance receivables	14,508,614	14,615,409
Short-term borrowings and long-term debt	(19,326,938)	(19,361,061)
Derivative financial instruments	60,648	60,648

Note:	Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.
Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.
Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation shareholders’ equity per share	6,438.65 yen

2. Net income attributable to Toyota Motor Corporation per common share
Basic	842.00 yen
Diluted	832.78 yen

[Other]

Income taxes for the fiscal year ended March 31, 2018 decreased by 249,694 million yen mainly due to revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

(As of March 31, 2018)

	(Million yen; amounts less than one million yen are omitted)
	FY2018	FY2017 (Reference)
(Assets)
Current assets	6,995,360	6,587,025
Cash and deposits	1,126,284	1,117,333
Trade accounts receivable	1,089,012	1,039,409
Marketable securities	2,257,697	2,323,544
Finished goods	186,424	176,635
Work in process	83,896	89,722
Raw materials and supplies	145,284	127,378
Short-term loans	807,742	551,653
Deferred tax assets	529,136	517,258
Others	777,181	666,889
Less: allowance for doubtful accounts	(7,300)	(22,800)
Fixed assets	10,526,942	10,005,141
Property, plant and equipment	1,379,645	1,335,512
Buildings, net	357,554	358,822
Structures, net	43,924	40,427
Machinery and equipment, net	296,593	275,811
Vehicle and delivery equipment, net	21,911	20,266
Tools, furniture and fixtures, net	92,118	93,547
Land	416,569	403,936
Construction in progress	150,973	142,700
Investments and other assets	9,147,296	8,669,629
Investments in securities	6,489,523	6,094,102
Investments in subsidiaries and affiliates	2,354,955	2,331,461
Long-term loans	190,889	137,264
Others	156,328	135,200
Less: allowance for doubtful accounts	(44,400)	(28,400)

Total	17,522,303	16,592,167

	(Million yen; amounts less than one million yen are omitted)
	FY2018	FY2017 (Reference)
(Liabilities)
Current liabilities	4,381,709	3,988,396
Trade notes payable	42	—
Electronically recorded obligations-operating	281,173	264,600
Trade accounts payable	869,102	800,980
Short-term borrowings	20,000	20,000
Current portion of bonds	80,000	100,000
Other payables	452,054	436,572
Income taxes payable	249,842	26,500
Accrued expenses	1,478,377	1,517,502
Deposits received	915,224	781,486
Others	35,891	40,753
Long-term liabilities	1,099,645	1,237,987
Bonds	290,000	270,000
Allowance for retirement benefits	340,706	330,343
Deferred tax liabilities	312,866	374,730
Others	156,072	262,913
Total liabilities	5,481,355	5,226,383
(Net assets)
Shareholders’ equity	10,646,223	9,861,065
Common stock	635,401	635,401
Capital surplus	657,530	655,322
Capital reserve	655,322	655,322
Other capital surplus	2,207	—
Retained earnings	11,416,352	10,183,931
Legal reserve	99,454	99,454
Other retained earnings	11,316,898	10,084,477
Reserve for special depreciation	676	741
Reserve for reduction of acquisition cost of fixed assets	11,097	11,202
General reserve	6,340,926	6,340,926
Retained earnings carried forward	4,964,198	3,731,606
Less: treasury stock	(2,063,061)	(1,613,590)
Valuation and translation adjustments	1,394,518	1,503,811
Net unrealized gains on other securities	1,394,518	1,503,811
Stock acquisition rights	205	906
Total net assets	12,040,947	11,365,784

Total	17,522,303	16,592,167

UNCONSOLIDATED STATEMENTS OF INCOME

(April 1, 2017 through March 31, 2018)

	(Million yen; amounts less than one million yen are omitted)
	FY2018	FY2017 (Reference)
Net revenues	12,201,443	11,476,343
Cost of sales	9,599,363	9,164,838
Gross profit	2,602,080	2,311,505
Selling, general and administrative expenses	1,344,536	1,474,301
Operating income	1,257,543	837,204
Non-operating income	1,019,456	1,006,567
Interest income	61,375	43,216
Dividend income	802,702	770,291
Others	155,378	193,060
Non-operating expenses	38,859	42,035
Interest expenses	5,884	5,994
Others	32,974	36,040
Ordinary income	2,238,140	1,801,736
Income before income taxes	2,238,140	1,801,736
Income taxes – current	404,900	305,000
Income taxes – deferred	(26,072)	(33,174)
Net income	1,859,312	1,529,911

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2018

(April 1, 2017 through March 31, 2018)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	635,401	655,322	—	655,322	99,454	741	11,202	6,340,926	3,731,606	10,183,931
Changes of items during the period
Appropriation to reserve for special depreciation						194			(194)	—
Reversal of reserve for special depreciation						(259)			259	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							1		(1)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(106)		106	—
Dividends paid									(626,891)	(626,891)
Net income									1,859,312	1,859,312
Repurchase of treasury stock
Reissuance of treasury stock			2,207	2,207
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	2,207	2,207	—	(65)	(105)	—	1,232,591	1,232,421
Balance at the end of current period	635,401	655,322	2,207	657,530	99,454	676	11,097	6,340,926	4,964,198	11,416,352

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,613,590)	9,861,065	1,503,811	1,503,811	906	11,365,784
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(626,891)				(626,891)
Net income		1,859,312				1,859,312
Repurchase of treasury stock	(500,157)	(500,157)				(500,157)
Reissuance of treasury stock	50,686	52,894				52,894
Net changes of items other than shareholders’ equity			(109,293)	(109,293)	(701)	(109,994)
Total changes of items during the period	(449,470)	785,158	(109,293)	(109,293)	(701)	675,163
Balance at the end of current period	(2,063,061)	10,646,223	1,394,518	1,394,518	205	12,040,947

FY2017 (Reference)

(April 1, 2016 through March 31, 2017)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	635,401	655,322	—	655,322	99,454	913	11,293	6,340,926	3,222,521	9,675,108
Changes of items during the period
Appropriation to reserve for special depreciation						93			(93)	—
Reversal of reserve for special depreciation						(265)			265	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							1		(1)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(91)		91	—
Dividends paid									(638,173)	(638,173)
Net income									1,529,911	1,529,911
Repurchase of treasury stock
Reissuance of treasury stock			26,060	26,060
Retirement of treasury stock			(408,975)	(408,975)
Transfer to capital surplus from retained earnings			382,914	382,914					(382,914)	(382,914)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	—	—	—	(172)	(90)	—	509,085	508,823
Balance at the end of current period	635,401	655,322	—	655,322	99,454	741	11,202	6,340,926	3,731,606	10,183,931

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,611,555)	9,354,277	1,503,605	1,503,605	1,560	10,859,443
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(638,173)				(638,173)
Net income		1,529,911				1,529,911
Repurchase of treasury stock	(700,210)	(700,210)				(700,210)
Reissuance of treasury stock	289,199	315,260				315,260
Retirement of treasury stock	408,975	—				—
Transfer to capital surplus from retained earnings		—				—
Net changes of items other than shareholders’ equity			206	206	(653)	(447)
Total changes of items during the period	(2,035)	506,787	206	206	(653)	506,340
Balance at the end of current period	(1,613,590)	9,861,065	1,503,811	1,503,811	906	11,365,784

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	13,654	Security deposit for delayed tax payment for goods imported	13,600

Total	13,654	Total	13,600

2.	Accumulated depreciation of property, plant and equipment	3,755,212 million yen

3.	Guarantees

	Guarantees for bank loans of Toyota Argentina S.A.	2,042 million yen

4.	Export bill discounted	4,647 million yen

5.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	2,058,933 million yen
	Long-term receivables	209,268 million yen
	Short-term payables	1,951,746 million yen
	Long-term payables	139,490 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	7,858,118 million yen
Purchases	5,480,748 million yen
Non-operating transactions	893,651 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2018

Common stock	353,073,500 shares

2.	Dividends from surplus

(1) Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 10, 2017	Common stock	327,219 million yen	110.0 yen	March 31, 2017	May 25, 2017
Directors’ Meeting held on May 10, 2017	First Series Model AA Class Shares	2,472 million yen	52.5 yen	March 31, 2017	May 25, 2017
Directors’ Meeting held on November 7, 2017	Common stock	293,478 million yen	100.0 yen	September 30, 2017	November 27, 2017
Directors’ Meeting held on November 7, 2017	First Series Model AA Class Shares	3,720 million yen	79.0 yen	September 30, 2017	November 27, 2017

(2) Dividends of which record date falls in FY2018 and effective date falls in FY2019

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 9, 2018	Common stock	349,190 million yen	120.0 yen	March 31, 2018	May 25, 2018
Directors’ Meeting held on May 9, 2018	First Series Model AA Class Shares	3,720 million yen	79.0 yen	March 31, 2018	May 25, 2018

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2018

Common stock	999,600 shares

[Tax effect accounting]

Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products	Mainly vehicle sales (Note.1)	2,228,753 (Note.2)	Trade accounts receivable	201,514 (Note.2)
				Loan of funds (Note.3)	154,014 (Note.3)	Loans	375,984
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,031,375 (Note.2)	Other receivables	112,453 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,597,100 (Note.2)	Trade accounts payable	84,353 (Note.2)
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 100.00%	Purchase of Daihatsu Motor products Concurrent posting of directors	Deposit of funds (Note.3)	299,534 (Note.3)	Deposits received	307,605
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Deposit of Toyota Financial Services funds	Deposit of funds (Note.3)	280,523 (Note.3)	Deposits received	289,960

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common share	3,972.72 yen
2. Net income per common share	628.31 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2018

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Yasuhiro Nakajima

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Kenji Tezuka

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Takeshi Yamaguchi

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Satoko Nakatani

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2017 to March 31, 2018.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules that allow the partial omission of the disclosure items required by U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by U.S. generally accepted accounting principles in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2018

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Yasuhiro Nakajima

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Kenji Tezuka

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Takeshi Yamaguchi

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Satoko Nakatani

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 114th fiscal year from April 1, 2017 to March 31, 2018.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules:

Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with Japanese generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility:

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with Japanese generally accepted accounting principles.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2018 extending from April 1, 2017 through March 31, 2018, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

May 8, 2018

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa	Outside Audit & Supervisory Board Member	Yoko Wake
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Teisuke Kitayama
Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa	Outside Audit & Supervisory Board Member	Hiroshi Ozu

Organization Chart (as of April 2018)

Head Office

Frontier Research Center

Divisions not belonging to any group

- •TNGA Management Div.
- •Governance Management Dept.
- •Research Div.
- •Safety & Health Promotion Div.
- •Environmental Affairs Div.
- •BR U.S. Joint Venture Project Dept.

Groups

- TPS Group
- Business Development Group
- External Affairs & Public Affairs Group
- General Administration & Human Resources Group
- Information Systems Group
- Accounting Group
- Sales Financial Business Group
- Purchasing Group
- Customer First Promotion Group
- Production Planning Group

Business Units

Region-based

- Business Planning & Operation
  - North America Region
  - Europe Region
  - Japan Sales Business Group
  - China Region
  - Asia Region
  - East Asia, Oceania & Middle East Region
  - Africa Region
  - Latin America & Caribbean Region

Product-based

- Advanced R&D and Engineering Company
- Toyota Compact Car Company
- Mid-size Vehicle Company
- CV Company
- Lexus International Co.
- Powertrain Company
- Connected Company
- GAZOO Racing Company
- Emerging-market Compact Car Company